SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                      ----------------------------------



                                   FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

               [ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ___________

                         Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           REGAL-BELOIT CORPORATION
                               200 STATE STREET
                               BELOIT, WI  53511

                             REQUIRED INFORMATION

Regal-Beloit Corporation Personal Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN



By:  Regal-Beloit Corporation Personal Savings Plan Administrative Committee



Kenneth F. Kaplan
----------------------                                          June 28, 1999
Kenneth F. Kaplan




Fritz Hollenbach
----------------------                                          June 28, 1999
Fritz Hollenbach

                           REGAL-BELOIT CORPORATION
                           ------------------------

                             PERSONAL SAVINGS PLAN
                             ---------------------


            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
            -----------------------------------------------------

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ------------------------------------------------------

                           REGAL-BELOIT CORPORATION
                           ------------------------

                             PERSONAL SAVINGS PLAN
                             ---------------------



                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------



                              TABLE OF CONTENTS
                              -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits, with Fund Information--As of December 31, 1998 and 1997

    Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information--For the Years Ended December 31, 1998 and 1997


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I   Item 27a--Schedule of Assets Held for Investment
                 Purposes--December 31, 1998

    Schedule II Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Regal-Beloit Corporation Personal Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              ARTHUR ANDERSEN LLP
                                              -------------------
                                              ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
May 28, 1999.

                          REGAL-BELOIT CORPORATION
                          ------------------------

                           PERSONAL SAVINGS PLAN
                           ---------------------


                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------

                         DECEMBER 31, 1998 AND 1997
                         --------------------------


(1)  Description of the Plan-
     -----------------------

     The following description of the Regal-Beloit Corporation Personal Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     General-
     -------

     The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Contributions-
     -------------

     Eligible employees can contribute an amount up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. As defined by the Plan, the Company provided a matching contribution for eligible Maxton employees equal to 3% of each participant's contribution for 1998.

     The Plan also provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to the individual participant s account based on the proportion of a participant's compensation to the total compensation of all participants. The Board did not authorize any discretionary contributions in 1998 or 1997.

     Participant accounts-
     --------------------

     Participants at all times have a fully vested interest in their individual and Company matching and discretionary contribution accounts. Distributions of participants' accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant and upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

     Earnings on the investments of the Plan are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts at the end of each business day.

     Investment options-
     ------------------

     Participants of the Plan may direct their contributions in 10 percent increments into the following funds held by Marshall & Ilsley Trust Company (the "Trustee"). This election can be changed on any business day, but only once per calendar quarter.

     (a)  M&I Stable Principal Fund-
          -------------------------

          Amounts allocated to this fund are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

     (b)  Marshall Large-Cap Growth & Income Fund Fund-
          --------------------------------------------

          Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The Fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and that have a history of stable earnings and/or growing dividends.

     (c)  Regal-Beloit Company Stock Fund-
          --------------------------

          Amounts allocated to this fund are invested in the Regal-
          Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.

     (d)  Marshall Intermediate Bond Fund-
          -------------------------------

          Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The Fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. government securities.

     (e)  Fidelity Balanced Fund-
          ----------------------

          Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The Fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

     (f)  Strong Opportunity Fund-
          -----------------------

          Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

Investments in the Marshall Large-Cap Growth & Income Fund, M&I Stable Principal Fund, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

     (g)  Loan fund-

          This fund permits a participant to borrow from their individual account an amount limited to 50% of their account balance up to a maximum of $50,000. Interest at prevailing market rates (ranging from 7.75% to 11.0% as of December 31, 1998) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

     Plan termination-
     ----------------

     The Company may terminate the Plan at any time. In the event of termination or complete discontinuance of contributions, participants shall become fully vested in their account balances. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

(2)  Significant Accounting Policies-
     -------------------------------

     Basis of accounting-
     -------------------

     The financial statements have been prepared on the accrual basis of accounting.

     Use of accounting estimates-
     ---------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

     Administrative expenses-
     -----------------------

     The Plan pays all administrative expenses.

(4)  Investments-
     -----------

     Investments are stated at fair market value as determined by the Trustee by reference to published market data. The Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive. These investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 1998 and 1997 was 6.2%. The crediting interest rate for the investment contracts as of December 31, 1998 and 1997 was 5.93 and 6.2%, respectively. There are no limitations on guarantees of the contracts.

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation (depreciation) in fair market value of investments.

(5)  Master Trust-
     ------------

     Effective November 1, 1997, the Plan s investment in Company stock was commingled with the investment in Company stock of another Company plan into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Effective April 1, 1998, the investment in Company stock of three other Company plans were commingled into the Master Trust. Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of Trust assets.

     The assets of the Plan are commingled and are not segregated in the accounts of the Trust. The market value of the assets held in the Trust as of December 31, 1998 and 1997 is as follows:

                                                   1998           1997
                                                -----------    -----------

           Regal-Beloit Corporation Stock       $14,374,579    $16,240,894
           Marshall Money Market Fund               154,077              -
           Accrued Income                            74,145              -
                                                -----------    -----------
           Total Assets of the Master Trust     $14,602,801    $16,240,894

Allocations of assets of the Master Trust to participating plans as of December 31, 1998 and 1997 are as follows:

                                            1998                 1997
                                     -------------------   --------------------
                                       Amount    Percent     Amount     Percent
                                     ----------  -------   ----------   -------
  Regal-Beloit Corporation Personal
    Savings Plan                    $ 6,805,476   46.60%   $8,235,387    50.71%
  Regal-Beloit Corporation Profit
    Sharing Plan                      6,568,489   44.98     8,005,507    49.29
  Regal-Beloit Corporation Savings
    and Protection Plan                 475,749    3.26             -        -
  Marathon Electric Salaried 401(k)
    Savings Plan                        635,779    4.36             -        -
  Marathon Electric Hourly 401(k)
    Savings Plan                        117,308    0.80             -        -
                                    -----------  -------   ----------   -------
  Total assets of the Master Trust  $14,602,801  100.00%  $16,240,894   100.00%
                                    ===========  =======  ===========   =======

Master Trust income for the years ended December 31, 1998 and 1997 is as follows:


                        INCOME                                 1998          1997
                        ------                             ------------   -----------
     Investment income-
      Interest                                             $    23,602    $    2,047
      Dividends                                                280,725        64,237
      Net (depreciation) appreciation in fair market value
        of Regal-Beloit Corporation Common Stock            (3,979,555)    1,437,570
                                                           ------------   -----------
        Total investment Master Trust (loss) income         (3,675,228)    1,503,854
                                                           ============   ===========

(6)  Income Tax Status-
     -----------------

     The Plan has received a favorable tax determination letter dated February 4, 1997, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. There have been no Plan amendments adopted since the last tax determination letter. In the opinion of the Company's management, the Plan remains tax-exempt.

(7)  Related Party Transactions-
     --------------------------

     Plan assets are invested in common funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibitive transactions by statutory exemption under ERISA regulations.

<PAGE 5>
                                                                  SCHEDULE I

                          REGAL-BELOIT CORPORATION
                          ------------------------

                           PERSONAL SAVINGS PLAN
                           ---------------------

       ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
       -----------------------------------------------------------

                             DECEMBER 31, 1998
                             -----------------

Number
  of                                                                 Market
Shares           Description of Security                Cost          Value
------     ---------------------------------------   ------------  ------------

      793  Cash and cash equivalents                  $      793   $      793

  288,544  Regal-Beloit Company Stock Fund (*)         6,164,215    6,805,476

  172,571  Marshall Large-Cap Growth
              & Income Fund (*)                        2,266,711    2,819,803

4,785,734  M & I Stable Principal Fund (*)             4,785,734    4,785,734

   98,470  Marshall Intermediate Fond Fund (*)           950,729      938,417

  115,421  Fidelity Balanced Fund                      1,656,747    1,888,288

   97,270  Strong Opportunity Fund                     3,582,789    3,756,555
                                                     -----------  -----------
             Total Investment                        $19,367,718  $20,995,066

  951,120  Loans to Participants
            (Interest Rates: 7.75% - 11.0%)           $   951,120     951,120
                                                     =========== ===========
             (*) Represents a part-in-interest

        The accompanying notes are an integral part of this schedule.

                                                                       SCHEDULE II

                        REGAL-BELOIT CORPORATION
                        ------------------------

                         PERSONAL SAVINGS PLAN
                         ---------------------

             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
             ----------------------------------------------

                  FOR THE YEAR ENDED DECEMBER 31, 1998
                  ------------------------------------

       Identity of Party               Number                  Selling                 Net
     Involved/Description                of        Purchase      of       Selling    Cost of      Gain/
          of Asset                    Purchases      Price      Sales      Price    Asset Sold    (Loss)
----------------------------------    ---------   ----------   -------   ---------  ----------   ---------

Marshall Large-Cap Growth &
  Income Fund (*)                        141      $  646,942      96      $446,307   $380,926     $ 65,381

Strong Opportunity Fund                  164      $  965,411     119      $549,927   $515,397     $ 34,530

Regal-Beloit Company Stock Fund (*)      162      $1,300,344     124      $978,362   $761,611     $216,751

M&I Stable Principal Fund (*)            168      $1,241,674     108      $917,153   $917,153     $   --

                                     (*) Represents a party-in-interest

                         The accompanying notes are an integral part of this schedule.

                  Consent of Independent Public Accountants
                  -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).



                                             ARTHUR ANDERSEN LLP
                                             -------------------
                                             ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 28, 1999.

                  Consent of Independent Public Accountants
                  -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 10-K/A into the previously filed
     Form S-8 Registration Statement of Regal-Beloit Corporation (File
     No. 1-7283).



                                       ARTHUR ANDERSEN LLP
                                       -------------------
                                       ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 28, 1999.


                                           REGAL-BELOIT CORPORATION
                                           ------------------------

                                            PERSONAL SAVINGS PLAN
                                            ---------------------


                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             ---------------------------------------------------

                                           AS OF DECEMBER 31, 1998
                                           -----------------------

                                                                       Fund Information
                                   ----------------------------------------------------------------------------------------------
                                     M&I        Marshall     Regal-       Marshall
                                    Stable     Large-Cap     Beloit    Intermediate  Fidelity     Strong
                                   Principal    Growth &     Company       Bond      Balanced   Opportunity    Loan     Combined
          ASSETS                     Fund        Income    Stock Fund      Fund        Fund         Fund       Fund    Plan Total
          ------                   ---------   ----------  ----------  ------------ ----------  ----------- --------   ----------
INVESTMENTS AT FAIR MARKET VALUE:
  Cash                             $      793  $        -  $        -  $        -   $        -  $        -  $      -  $       793
  Mutual Funds                      4,785,734   2,819,803           -     938,417    1,888,288   3,756,555         -   14,188,797
  Investment in Master Trust                -           -   6,805,476           -            -           -         -    6,805,476
  Loans to participants                     -           -           -           -            -           -   951,120      951,120
                                   ----------  ----------  ----------  ----------   ----------  ----------  --------  -----------
                                    4,786,527   2,819,803   6,805,476     938,417    1,888,288   3,756,555   951,120   21,946,186

RECEIVABLES:
  Participants' contributions           7,344       2,123       5,327         864        1,598       3,216         -       20,472
  Employer contributions                2,079       1,225       2,956         408          820       1,632         -        9,120
  Accrued interest and dividends       24,801           -           -       4,568            -          -          -       29,369
                                    ---------  ----------  ----------  ----------   ----------  ----------   --------  -----------
                                       34,224       3,348       8,283       5,840        2,418       4,848         -       58,961

     Total assets                   4,820,751   2,823,151   6,813,759     944,257    1,890,706   3,761,403   951,120   22,005,147
                                   ----------  ----------  ----------  ----------   ----------  ----------  --------  -----------

         LIABILITIES
         -----------

ACCRUED ADMINISTRATIVE FEES               813         315       1,003         124          215         478        152         3,100
                                   ----------  ----------  ----------  ----------   ----------  ----------   --------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                         $4,819,938  $2,822,836  $6,812,756  $  944,133   $1,890,491  $3,760,925   $950,968   $22,002,047
                                   ==========  ==========  ==========  ==========   ==========  ==========   ========   ===========

                                   The accompanying notes are an integral part of this statement.

                                                 REGAL-BELOIT CORPORATION
                                                 ------------------------

                                                  PERSONAL SAVINGS PLAN
                                                  ---------------------


                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   ---------------------------------------------------

                                                 AS OF DECEMBER 31, 1997
                                                 -----------------------

                                                                       Fund Information
                                   -------------------------------------------------------------------------------------------------
                                      M&I      Marshall      Regal-      Marshall
                                    Stable     Large-Cap     Beloit    Intermediate   Fidelity     Strong
                                   Principal   Growth &      Company      Bond        Balanced   Opportunity    Loan     Combined
           ASSETS                    Fund       Income     Stock Fund     Fund         Fund        Fund         Fund    Plan Total
           ------                  ---------   ----------  ----------  ------------  ----------  ----------   ---------  -----------

INVESTMENTS AT FAIR MARKET VALUE:
  Cash                             $      156  $        -  $        -    $      -    $        -  $        -   $       -  $       156
  Mutual Funds                      4,461,214   2,172,587   8,235,387     776,799     1,397,957   3,262,335           -   12,070,892
  Investment in Master Trust                -           -           -           -             -           -           -    8,235,387
  Loans to participants                     -           -           -           -             -           -     752,699      752,699
                                   ----------  ----------  ----------    --------    ----------  ----------   ---------  -----------
                                    4,461,370   2,172,587   8,235,387     776,799     1,397,957   3,262,335     752,699  $21,059,134

RECEIVABLES:
  Participants' contributions           3,735       3,302       7,801       1,957         3,491       7,496           -       27,782
  Accrued interest and dividends       23,608           -           -       3,980             -           -           -       27,588
                                   ----------  ----------  ----------    --------    ----------  ----------   ---------  -----------
                                       27,343       3,302       7,801       5,937         3,491       7,496           -       55,370
                                   ----------  ----------  ----------    --------    ----------  ----------   ---------  -----------

     Total assets                   4,488,713   2,175,889   8,243,188     782,736     1,401,448   3,269,831     752,699   21,114,504
                                   ----------  ----------  ----------    --------    ----------  ----------   ---------  -----------

           LIABILITIES
           -----------

DUE TO BROKERS                          2,499           -           -           -             -           -           -        2,499

ACCRUED ADMINISTRATIVE FEES               813         315       1,003         124           215         478         152        3,100
                                   ----------  ----------  ----------    --------    ----------  ----------   ---------  -----------

NET ASSETS AVAILABLE FOR
                PLAN BENEFITS      $4,485,401  $2,175,574  $8,242,185    $782,612    $1,401,233  $3,269,353   $ 752,547  $21,108,905
                                   ==========  ==========  ==========    ========    ==========  ==========   =========  ===========

                                   The accompanying notes are an integral part of this statement.

                                                           REGAL-BELOIT CORPORATION
                                                           ------------------------

                                                            PERSONAL SAVINGS PLAN
                                                            ---------------------


                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          --------------------------------------------------------------

                                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                                        ------------------------------------



                                                                             Fund Information
                                        -------------------------------------------------------------------------------------------
                                           M&I      Marshall    Regal-      Marshall
                                         Stable    Large-Cap    Beloit    Intermediate  Fidelity      Strong
                                        Principal   Growth &    Company      Bond      Balanced   Opportunity   Loan     Combined
                                          Fund       Income   Stock Fund     Fund        Fund         Fund      Fund    Plan Total
                                        ---------  ---------- ----------  ------------  --------   ----------- --------  ----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Participant contributions             $  596,648  $  221,194 $  712,672    $ 90,122   $  180,208  $  425,239  $      -  $ 2,226,083
 Participant rollovers                      9,037      14,251    189,032      12,907       13,811      35,213         -      274,251
 Employer contributions                     3,412       1,904      4,668         484        1,585       3,634         -       15,687
 Investment income-
   Interest and dividends                 277,890       8,645          -      48,440       45,661          90    85,482      466,208
   Net appreciation (depreciation) in
     fair market value of investments           -     573,426 (1,673,834)         410     256,536     180,454         -    (663,008)
                                       ----------  ---------- -----------   ---------  ----------  ----------- --------  -----------
     Total additions                      886,987     819,420   (767,462)     152,363     497,801     644,630    85,482    2,319,221
                                       ----------  ---------- -----------   ---------  ----------  ----------  --------  -----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Administrative fees                      31,770       9,449     21,558        2,944       4,522      12,181   (37,437)      44,987
  Benefits paid to participants           433,742     174,260    444,886       64,687      60,211     131,936    71,370    1,381,092
                                       ----------  ---------- -----------   ---------  ----------  ----------  --------- -----------
     Total deductions                     465,512     183,709    466,444       67,631      64,733     144,117    33,933    1,426,079
                                       ----------  ---------- -----------   ---------  ----------  ----------  --------- -----------

TRANSFERS BETWEEN FUNDS                   (86,938)     11,551   (195,523)      76,789      56,190      (8,941)  146,872            -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                      4,485,401  2,175,574  8,242,185      782,612   1,401,233   3,269,353   752,547   21,108,905
                                        ---------- ---------- -----------   ---------  ----------  ----------  --------- -----------
  End of year                           $4,819,938 $2,822,836 $6,812,756     $944,133  $1,890,491  $3,760,925  $950,968  $22,002,047
                                        ========== ========== ===========   =========  ==========  ==========  ========= ===========

                                       The accompanying notes are an integral part of this statement.

                                                                    REGAL-BELOIT CORPORATION
                                                                    ------------------------

                                                                      PERSONAL SAVINGS PLAN
                                                                      ---------------------


                                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                    --------------------------------------------------------------

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                 ------------------------------------



                                                                        Fund Information
                                     ---------------------------------------------------------------------------------------------
                                       M&I       Marshall     Regal-      Marshall
                                      Stable     Large-Cap    Beloit    Intermediate  Fidelity    Strong
                                     Principal   Growth &     Company      Bond       Balanced  Opportunity    Loan     Combined
                                       Fund       Income    Stock Fund     Fund         Fund        Fund       Fund    Plan Total
                                     ---------    --------  ----------  ------------  ---------  -----------  -------- -----------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
 Participant contributions           $  616,913  $  196,766  $  644,976  $ 86,147    $ 155,606  $  409,137  $      -  $ 2,109,545
 Participant rollovers                   18,254       8,776      22,026        75        4,320       12,629         -       66,080
 Investment income-
   Interest and dividends               264,028      13,225           -    42,292       43,238        7,720     72,818     443,321
   Net appreciation in fair market
    value of investments                      -     412,200   2,694,626     5,441      207,017      579,611          -   3,898,895
                                     ----------  ----------  ----------  ----------- ----------  -----------  ---------  ---------
      Total additions                   899,195     630,967   3,361,628   133,955      410,181    1,009,097     72,818   6,517,841
                                     ----------  ----------  ----------  ----------- ----------  -----------  ---------  ---------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Administrative fees                    30,632      13,875      29,861     4,849        5,229       15,128          -      99,574
  Benefits paid to participants         404,844     144,243     304,506    25,846       63,565      199,715    104,124   1,246,843
                                     ----------  ----------  ----------  ----------- ----------  -----------  ---------- ---------
    Total deductions                    435,476     158,118     334,367    30,695        68,794     214,843    104,124   1,346,417
                                     ----------  ----------  ----------  ----------- ----------  -----------  ---------- ---------

TRANSFERS BETWEEN FUNDS                (176,364)     90,295      65,016    43,106       (43,227)     37,256    (16,082)          -
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                   4,198,046   1,612,430   5,149,908   636,246     1,103,073   2,437,843    799,935   15,937,481
                                     ----------  ----------  ----------  ----------- ----------  ----------  ---------- -----------
  End of year                        $4,485,401  $2,175,574  $8,242,185  $782,612    $1,401,233  $3,269,353   $752,547  $21,108,905
                                     ==========  ==========  ==========  =========== ==========  ==========  ========== ===========

                                        The accompanying notes are an integral part of this statement.